Exhibit 99.97

i-80 Gold Corp. Announces Closing of Gold Prepay and Silver Purchase Portions of

US$135 Million Financing Package for Nevada-Focused Mining Complex

All dollar figures are in United States dollars unless otherwise stated

Reno, Nevada - April 13, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that further to its news release dated December 14, 2021, it has completed the closing of the gold prepay and silver purchase and sale portions of the financing package with Orion Mine Finance (“Orion”). With these last components of the financing package completed and when combined with the previously completed segments, i-80 currently has approximately US$165 million in cash and restricted cash. The package also provides for access to an additional $100 million potentially available via an accordion feature subject to certain conditions being satisfied (the "Financing Package"). A summary of the gold prepay and silver purchase are set out below:

(i)	$45 million gold prepay purchase and sale agreement entered into with affiliates of Orion, as amended by a first amending agreement entered into subsequent to the December 14, 2021 press release (as amended, the "Gold Prepay Agreement"), including an accordion feature potentially to access up to an additional $50 million at i-80’s option; and

(ii)	$30 million silver purchase and sale agreement entered into with affiliates of Orion (the "Silver Purchase Agreement"), including an accordion feature to potentially access an additional $50 million at i-80’s option;

“The closing of the final pieces of the Financing Package has strengthened our balance sheet and positioned the Company to advance our comprehensive plan to create a Nevada focused gold mining company.” stated Ryan Snow, Chief Financial Officer. “Our current strong balance sheet allows us to aggressively pursue our 2022 scorecard - key goals & catalysts as disclosed in early January.”

The final Gold Prepay Agreement includes an amendment to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by i-80 to Orion over the term of the Gold Prepay Agreement. Under the amended Gold Prepay Agreement, commencing on the date of funding, i-80 is required to deliver to Orion 1,600 troy ounces of gold for the quarter ending March 31, 2022, 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter 2,100 troy ounces of gold per calendar quarter until September 30, 2025, in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold, subject to adjustment as contemplated by the terms of the Gold Prepay Agreement.

Under the Silver Purchase Agreement, commencing April 30, 2022, i-80 will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay i-80 an ongoing cash purchase price equal to 20% of the prevailing silver price.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the availability of the US$100 million accordion feature under the Financing Package, pursuing the 2022 scorecard key goals and catalysts, completion of refurbishment and development activities at the Lone Tree project and commencement of mining operations at the Lone Tree project, the Ruby Hill mine or the McCoy Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.